EXHIBIT 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Aeterna Zentaris Announces Proposed Public Offering of Common Shares and Warrants	Press Release For immediate release

Québec City, Canada, January 8, 2014 – Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”) today announced that it has commenced an underwritten public offering of units (the “Offering”), consisting of common shares and warrants to purchase common shares. The pricing and number of Units as well as the exercise price and duration of the warrants will be determined in the course of marketing.

Canaccord Genuity is acting as sole book-running manager for the proposed Offering. The proposed Offering is subject to customary conditions, including the approval of the Toronto Stock Exchange (“TSX”) and The NASDAQ Stock Market (“NASDAQ”), and there can be no assurance as to whether or when the proposed Offering may be completed, or as to the actual size or terms of the Offering. The Company has no intention of listing the warrants on the TSX or NASDAQ.

The Offering is being conducted pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (the “SEC”), its corresponding Canadian base shelf prospectus and an exemption from the Autorité des marches financiers permitting the Company to offer common shares and warrants in the United States. The proposed offering will be made only by means of a preliminary prospectus supplement, a final prospectus supplement and the accompanying short form base shelf prospectus. When available, copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus may be obtained upon request by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, or by telephone at (617) 371-3900. Electronic copies of the preliminary prospectus supplement, the final prospectus supplement and the accompanying short form base shelf prospectus will also be available free of charge at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company’s pipeline encompasses compounds from drug discovery to regulatory approval. For more information, visit www.aezsinc.com.

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to efficiently commercialize one or more of its products or product candidates, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com